SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1	Announcement dated January 15, 2010 of the Registrant relating to the formation of independent board committee and appointment of independent financial adviser in connection with the proposed privatisation of the Registrant.

1.2	Press Release dated January 15, 2010 of the Registrant relating to the formation of independent board committee and appointment of independent financial adviser in connection with the proposed privatisation of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ CHRISTOPHER FOLL
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORMATION OF INDEPENDENT BOARD COMMITTEE AND

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The board of directors of HTIL announces that on 6 January 2010, the Board established the HTIL Independent Board Committee comprising Mr Kwan Kai Cheong and Mr Kevin Westley, both independent non-executive directors of HTIL, to make a recommendation to the Independent HTIL Shareholders in respect of the Proposal. The Board further announces that Somerley Limited has been appointed (with the approval of the HTIL Independent Board Committee) as the independent financial adviser to advise the HTIL Independent Board Committee in connection with the Proposal.

Reference is made to the joint announcement dated 8 January 2010 issued by Hutchison Whampoa Limited, Hutchison Telecommunications Holdings Limited and Hutchison Telecommunications International Limited in relation to the proposed privatisation of Hutchison Telecommunications International Limited by way of a scheme of arrangement under section 86 of the Companies Law (the “Joint Announcement”). Save as otherwise defined herein, terms used in this announcement shall have the same meanings as given to them in the Joint Announcement.

On 6 January 2010, the board of directors of HTIL (the “Board”) established the HTIL Independent Board Committee comprising Mr Kwan Kai Cheong and Mr Kevin Westley, both independent non-executive directors of HTIL, to make a recommendation to the Independent HTIL Shareholders in respect of the Proposal. The Board notes that under Rule 2.8 of the Takeovers Code, an independent board committee established for these purposes should comprise all non-executive directors of HTIL who have no direct or indirect interest in the Proposal. Mr Fok Kin-ning, Canning is the Chairman and a non-executive director of HTIL and the Group Managing Director of HWL. Mrs Chow Woo Mo Fong, Susan and Mr Frank John Sixt are both non-executive directors of HTIL and they are also both directors of HWL and of the Offeror. As each of Mr John Stanton, an independent non-executive director of HTIL, Mr Fok, Mrs Chow and Mr Sixt is also a holder of shares in HWL, they are all regarded as having a direct or indirect interest in the Proposal for the purposes of Rule 2.8 of the Takeovers Code, and are accordingly not offered membership of the HTIL Independent Board Committee.

The Board further announces that Somerley Limited has been appointed (with the approval of the HTIL Independent Board Committee) as the independent financial adviser to advise the HTIL Independent Board Committee in connection with the Proposal in accordance with Rule 2.1 of the Takeovers Code.

By Order of the Board of

Hutchison Telecommunications International Limited

Edith Shih

Company Secretary

Hong Kong, 15 January 2010

As at the date of this announcement, the directors of HTIL are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:	Alternate Director:
Mr LUI Dennis Pok Man Mr Christopher John FOLL Mr CHAN Ting Yu (also Alternate to Mr Lui Dennis Pok Man)	Mr FOK Kin-ning, Canning (Chairman) Mrs CHOW WOO Mo Fong, Susan (also Alternate to Mr Fok Kin-ning, Canning and Mr Frank John SIXT) Mr Frank John SIXT	Mr KWAN Kai Cheong Mr John W. Stanton Mr Kevin Westley	Mr WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

The directors of HTIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading

Exhibit 1.2

Hutchison Telecom Announces

Formation of Independent Board Committee and Appointment of Independent

Financial Adviser

HONG KONG, 15 January 2010 - Hutchison Telecommunications International Limited (“Hutchison Telecom” or the “Company”; SEHK: 2332, NYSE: HTX) today announced that its board of directors has established an independent board committee (the “Independent Board Committee”) comprising Mr Kwan Kai Cheong and Mr Kevin Westley, both independent non-executive directors of Hutchison Telecom, and has, with the approval of the Independent Board Committee, appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee, in connection with the Company’s privatisation proposal and for the purposes prescribed by the Hong Kong Takeovers Code.

- End -

For enquiries, please contact:

Ada Yeung	Nicky Lee
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: +852 2128 3106	Work: +852 2128 3163
Mobile: +852 6347 0619	Email: nickylee@htil.com.hk
E-mail: adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading provider of telecommunications services. The Group currently offers mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand, operating brands “Hutch”, “3” and “Vietnamobile”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.